Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Westmoreland Coal Company:
We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 2-90847, 33-33620, 333-56904, 333-66898, and 333-106852) of our reports dated March 30, 2007, with respect to the consolidated balance sheets of Westmoreland Coal Company as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ deficit and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedules I and II, and of our report dated March 30, 2007, with respect to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 Annual Report on Form 10-K of Westmoreland Coal Company.
Our audit report dated March 30, 2007 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a working capital deficit, and a net capital deficiency that raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Our report refers to a change in the method for accounting and reporting for share-based payments effective January 1, 2006, the method of accounting for deferred overburden removal costs effective January 1, 2006, the method of accounting for pension and other postretirement benefits effective December 31, 2006, and the method of quantifying misstatements effective January 1, 2006. Our report also refers to a change in the method of accounting for workers compensation benefits effective January 1, 2005.
Our report dated March 30, 2007, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses our opinion that Westmoreland Coal Company did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that a material weakness, as described in the following paragraph, has been identified and included in management’s assessment as of December 31, 2006.

Management’s procedures over accounting for the estimated cost of future reclamation of the Company’s mines were not designed effectively. Specifically, the Company did not maintain adequate controls to review the assumptions used and the data input into the electronic spreadsheets used to calculate the Company’s asset retirement obligations. This material weakness resulted in an overstatement of capitalized asset retirement costs and asset retirement obligations. The Company corrected the errors prior to the issuance of the Company’s 2006 consolidated financial statements.
KPMG LLP
Denver, Colorado
March 30, 2007